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06019323

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME: BlueBay Asset Management Ltd.

*CURRENT ADDRESS: Times Place
45 Pall Mall
London SW1Y 5JC

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
DEC 20 2006
THOMSON
FINANCIAL

FILE NO. 82- 35048

FISCAL YEAR 6/30/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [illegible]

DAT : 12/18/06

BlueBay Asset Management Limited

Report and accounts

For the year ended 30th June 2005

Registered number: 03262598

Directors' report

The directors present their report, together with the financial statements and auditors' report, for the year ended 30th June 2005.

Share capital

The authorised capital of the company consists of 600,000 A shares of 1p each, 600,000 B shares of 1p each and 800,000 C shares of 1p each. All of the A and B shares are issued and fully paid.

Principal activities

The principal activities of the company and its subsidiaries comprise the provision of investment management and administration services.

Review of business and future developments

The directors' are pleased to report an increased profit for the year, resulting from growth in assets under management, and good investment performance. The company established its second subsidiary during the year, to facilitate the opening of a branch office in Tokyo, which will boost its marketing presence in Japan. The directors were also able to declare the company's first dividends during the year. The outlook for the future remains positive, and the directors anticipate continued growth of the business.

Results and dividends

The audited financial statements for the year ended 30th June 2005 are set out on pages 7 to 21. The group profit for the year after taxation and before dividends was £11,347,210.

An interim dividend of £4,463,000 was paid in February 2005. The directors have proposed and paid a second interim dividend for the year ended 30 June 2005 of £3,600,000 (previous period: nil).

Directors

The directors who served during the year were as follows:

Jun Daikuhara (resigned 30 September 2004)
Roger Jenkins
Mark Militello (appointed 1 October 2004)
Mark Poole
Hans Joerg Rudloff
Hugh Willis

Directors' report (continued)

Directors' interests in the share capital of the company at both 1st July 2004 and 30th June 2005 were as follows:

	Number of B shares of 1p each
Mark Poole	300,000
Hugh Willis	300,000

Auditors

The directors will place a resolution before the annual general meeting to reappoint PricewaterhouseCoopers LLP as auditors.

By order of the Board



Hugh Willis
Director

Times Place
45 Pall Mall
London
SW1Y 5JG

26th September 2005

Statement of directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and the group at the end of the financial year and of the profit or loss and cash flows of the group for that period. The directors are required to prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the company or group will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 30th June 2005 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy, at any time, the financial position of the company and the group and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

We have audited the financial statements which comprise the Group Profit and Loss Account, the Group Statement of Total Recognised Gains and Losses, the Group and Company Balance Sheet, the Group Cash Flow Statement and the related notes which have been prepared under the historical cost convention and the accounting policies set out in the statement of accounting policies.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the Statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the company or the group has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Directors' report.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's and group's circumstances, consistently applied and adequately disclosed.

Independent auditors' report to the members of BlueBay Asset Management Limited (continued)

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the company and the group at 30th June 2005 and of the profit and cash flows of the group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London

26th September 2005

Group profit and loss account

	Notes	Year ended 30th June 2005 £	Year ended 30th June 2004 £
Turnover	1	40,541,860	13,748,003
Administrative expenses		(24,823,396)	(12,441,592)
Operating profit		15,718,464	1,306,411
Interest receivable and similar income	2	606,875	238,691
Profit on ordinary activities before taxation	3	16,325,339	1,545,102
Tax (charge) / credit on profit on ordinary activities	6	(4,978,129)	618,893
Profit for the financial year		11,347,210	2,163,995
Dividends	7	(8,063,000)	-
Retained profit for the financial year	15	3,284,210	2,163,995

Group statement of total recognised gains and losses

	Year ended 30th June 2005 £	Year ended 30th June 2004 £
Retained profit for the year	11,347,210	2,163,995
Unrealised exchange (loss)/gain	324	(2,812)
Total recognised gains and losses relating to the year	11,347,534	2,161,183

All results are derived from continuing operations.

Historical cost profits and losses are as shown above.

The accompanying notes on pages 11 to 21 are an integral part of these financial statements

Group balance sheet

	Notes	30th June 2005 £	30th June 2004 £
Fixed assets			
Tangible assets	8	1,988,012	2,132,851
Investments	9	87	20
		1,988,099	2,132,871
Current assets			
Debtors:			
Amounts falling due within one year	10	12,874,016	4,677,781
Amounts falling due after more than one year	10	1,111,077	1,123,830
Cash at bank and in hand		15,219,855	8,399,192
		29,204,948	14,200,803
Creditors: Amounts falling due within one year	11	(14,302,498)	(2,727,659)
Net current assets		14,902,450	11,473,144
Net assets		16,890,549	13,606,015
Capital and reserves			
Called-up share capital	13	12,000	12,000
Share premium account	15	15,587,103	15,587,103
Profit and loss account	15	1,291,446	(1,993,088)
Shareholders' funds (all equity)		16,890,549	13,606,015

The financial statements on pages 7 to 21 were approved by the board of directors on 26th September 2005 and signed on its behalf by:





Director: **Hugh Willis** Director: **Mark Poole**

The accompanying notes on pages 11 to 21 are an integral part of this balance sheet

Company balance sheet

	Notes	30th June 2005 £	30th June 2004 £
Fixed assets			
Tangible assets	8	1,865,471	2,132,851
Investments	9	79,940	79,773
		1,945,411	2,212,624
Current assets			
Debtors:			
Amounts falling due within one year	10	13,045,515	4,677,781
Amounts falling due after more than one year	10	1,014,636	1,123,830
Cash at bank and in hand		15,103,018	8,323,737
			14,125,348
Creditors: Amounts falling due within one year	11	(14,246,285)	(2,736,047)
Net current assets		14,916,884	11,389,301
Net assets		16,862,295	13,601,925
Capital and reserves			
Called-up share capital	13	12,000	12,000
Share premium account	15	15,587,103	15,587,103
Profit and loss account	15	1,263,192	(1,997,178)
Shareholders' funds (all equity)		16,862,295	13,601,925

The financial statements on pages 7 to 21 were approved by the board of directors on 26th September 2005 and signed on its behalf by:





Director: **Hugh Willis**   Director: **Mark Poole**

The accompanying notes on pages 11 to 21 are an integral part of this balance sheet

Group cash flow statement

	Notes	Year ended 30th June 2005 £	Year ended 30th June 2004 £
Net cash inflow from operating activities	17i)	12,110,119	1,536,954
Returns on investments and servicing of finance		606,874	238,691
Taxation		(672,285)	(1,567)
Capital expenditure and financial investment	17ii)	(761,369)	(1,311,672)
Equity Dividends Paid		(4,463,000)	-
Financing	13	-	3,682,132
Increase in cash in the year		6,820,339	4,144,538
Reconciliation of net cash flow to movement in net funds			
Increase in cash in the year		6,820,339	4,144,538
Exchange (loss)/gain		324	(2,812)
		6,820,663	4,141,726
Net funds at beginning of year		8,399,192	4,257,466
Net funds at end of year	17iii)	15,219,855	8,399,192

The accompanying notes on pages 11 to 21 are an integral part of this cash flow statement

Notes to financial statements

Accounting policies

The principal accounting policies are summarised below.

Basis of accounting

The financial statements have been prepared under the historical cost convention and in accordance with applicable accounting standards.

Consolidation

The group financial statements incorporate the accounts of the company and its consolidated subsidiaries on a line by line basis from the date of acquisition to 30th June 2005. As permitted by s230 of the Companies Act 1985, a separate profit and loss account of the company is not presented. The profit for the company after tax and before dividends, for the year ended 30 June 2005 was £11,323,371.

Leases

All group leases are operating leases and the rental charges are included in the profit and loss account on a straight line basis over the life of the lease.

Tangible fixed assets

Tangible fixed assets are stated at cost or valuation, net of depreciation and any provision for impairment. Depreciation is provided on all tangible fixed assets at rates calculated to write off the cost or valuation, less estimated residual value, of each asset on a straight-line basis over its expected useful life, as follows:

Leasehold improvements	Over the initial lease period
Furniture, fixtures and fittings	3 years
Other equipment	3-5 years

Anticipated lives and residual values of tangible fixed assets are reassessed annually.

Investments

Fixed asset investments are stated at cost less provision for impairment. Current asset investments are stated at the lower of cost and net realisable value.

Taxation

UK corporation tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

Deferred tax

Deferred taxation is recognised as a liability or asset if transactions have occurred at the balance sheet date that give rise to an obligation to pay more taxation in future, or a right to pay less taxation in future. A deferred tax asset is only recognised when it is more likely than not that the asset will be recoverable in the foreseeable future. Deferred tax assets and liabilities are not discounted.

Turnover

Turnover represents amounts receivable for services provided in the normal course of business net of rebates, VAT and other sales related taxes. Services are charged in the form of management fees, which are included in the financial statements on an accruals basis and performance-related fees, which are accounted for when they become contractually due.

Foreign currencies

Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction or, if hedged, at the relevant contract rate. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are reported at the rates of exchange prevailing at that date or, if appropriate, at the forward contract rate. All resulting exchange differences are included in the profit and loss account.

The results of subsidiary undertakings are translated at closing rates of exchange. Unrealised exchange gains and losses on opening net assets of the subsidiaries are taken direct to reserves.

Derivative financial instruments

The company uses derivative financial instruments to reduce exposure to foreign exchange risk. The company does not hold or issue derivative financial instruments for speculative purposes.

For a forward foreign exchange contract to be treated as a hedge the instrument must be related to actual foreign currency assets or liabilities or to a probable commitment. It must involve the same currency or similar currencies as the hedged item and must also reduce the risk of foreign currency exchange movements on the company's operations. Gains and losses arising on these contracts are deferred and recognised in the profit and loss account, or as adjustments to the carrying amount of fixed assets, only when the hedged transaction has itself been reflected in the accounts.

1 Turnover

	Year ended 30th June 2005 £	Year ended 30th June 2004 £
Amounts receivable for services provided, net of rebates	40,541,860	13,748,003

2 Interest receivable and similar income

	Year ended 30th June 2005 £	Year ended 30th June 2004 £
Bank interest	586,875	216,593
Rent deposit interest	20,000	22,098
	606,875	238,691

3 Profit on ordinary activities before taxation

Profit on ordinary activities before taxation is stated after charging the following items:

	Year ended 30th June 2005 £	Year ended 30th June 2004 £
Depreciation and amortisation	1,018,229	730,022
Auditors' remuneration - audit services	39,440	28,168
- other services	33,700	-
Operating lease payments	600,572	578,730

4 Staff costs

Particulars of employees (including executive directors) are shown below:

	Year ended 30th June 2005 £	Year ended 30th June 2004 £
Wages and salaries	18,857,676	7,905,175
Social security costs	576,384	991,966
	19,434,060	8,897,141

The average number of staff employed in the year was 63 (previous period: 42).

5 Directors' remuneration and transactions

The remuneration of the directors was as follows

	Year ended 30th June 2005	Year ended 30th June 2004
	£	£
Total emoluments	2,520,000	1,520,000
of which:		
Remuneration of highest paid director	1,260,000	760,000

No directors were members of company pension schemes.

6 Tax on profit on ordinary activities

	Year ended 30th June 2005 £	Year ended 30th June 2004 £
i) Analysis of charge in the period		
UK corporation tax on profits of the period	4,229,335	-
Adjustments in respect of previous periods	57,286	1,567
Total current tax	4,286,621	1,567
Deferred Tax:		
Origination and reversal of timing differences	765,505	(620,460)
Adjustments in respect of previous periods	(73,997)	-
Total deferred tax	691,508	(620,460)
Tax on profits on ordinary activities	4,978,129	(618,893)
ii) Factors affecting tax charge for the period		
Profit on ordinary activities before tax	16,325,339	1,545,102
Profit on ordinary activities before tax multiplied by standard rate of corporation tax in the UK of 30%	4,897,602	463,531
Effects of:		
Expenses not deductible for tax purposes	74,038	51,368
Depreciation in excess of capital allowances	(25,700)	44,937
Revenue expenses in capital	(1,593)	-
Utilisation of brought forward losses	(723,839)	(559,836)
Adjustment in respect of previous period	57,286	1,567
Adjustment in respect of foreign tax rates	8,827	-
Current tax charge for year	4,286,621	1,567

6 Tax on profit on ordinary activities (continued)

	Year ended 30th June 2005 £	Year ended 30th June 2004 £
Provision for deferred tax liability		
Accelerated capital allowances	94,026	-
Asset at start of period	(620,460)	-
Origination and reversal of timing difference	765,505	(620,460)
Adjustments in respect of previous periods	(73,997)	-
Provision at end of period	71,048	(620,460)

7 Dividends

Group

Equity - Ordinary	Year ended 30th June 2005 £	Year ended 30th June 2004 £
Interim paid:		
£3.719 (2004: nil) per 1p share (A and B share class)	4,463,000	-
2nd interim proposed:		
£3.000 (2004: nil) per 1p share (A and B share class)	3,600,000	-
	8,063,000	-

8 Tangible fixed assets

Group

	Leasehold Improvements £	Furniture Fixtures & Fittings £	Information & Communication Technology Equipment £	Total £
Cost				
At 1st July 2004	643,520	283,548	855,097	1,782,165
Reclassification of intangibles	-	-	1,409,818	1,409,818
Additions	59,066	21,654	792,670	873,390
At 30th June 2005	702,586	305,202	3,057,585	4,065,373
Accumulated Depreciation				
At 1st July 2004	4,644	134,609	390,547	529,800
Reclassification of intangibles	-	-	529,332	529,332
Charge for the year	128,889	76,297	813,043	1,018,229
At 30th June 2005	133,533	210,906	1,732,922	2,077,361
Net book value				
At 30th June 2005	569,053	94,296	1,324,663	1,988,012
At 30th June 2004	638,876	148,939	464,550	1,252,365

There was a transfer of intangible assets into tangible fixed assets to correctly represent the nature of the expenditure on IT. At 1st July 2004, the net book value of the assets was £880,486.

9 Investments

Group:

	30th June 2005 £	30th June 2004 £
BlueBay Emerging Market Total Return Fund Limited	6	6
BlueBay Global Credit Fund Limited	7	7
BlueBay High Yield Total Return Fund Limited	7	7
BlueBay Structured Funds	67	-
	87	20

Company:

	30th June 2005 £	30th June 2004 £
BlueBay Funds Management Company S.A.	79,753	79,753
BlueBay Asset Management Japan Limited	100	-
BlueBay Emerging Market Total Return Fund Limited	6	6
BlueBay Global Credit Fund Limited	7	7
BlueBay High Yield Total Return Fund Limited	7	7
BlueBay Structured Funds	67	-
	79,940	79,773

The company is the beneficial owner of 125 shares of 1,000 euros each in its subsidiary company, BlueBay Funds Management Company S.A. (BFMC), (incorporated in Luxembourg on 1st August 2002). The shares, which were issued at par for cash, represent 100% of the issued share capital of, and voting rights in, BFMC, which acts as the administrator of mutual investment funds organised under the laws of the Grand Duchy of Luxembourg.

The company is the beneficial owner of 100 shares of £1 each in its subsidiary company, Bluebay Asset Management Japan Limited (BBAMJ), (incorporated in United Kingdom on 10th December 2004). The shares, which were issued at par, represent 100% of the issued share capital of, and voting rights in, BBAMJ, which acts as marketer and promoter of Bluebay Asset Management Limited in Japan.

The company is the beneficial owner of 10 Founder Shares of US $1 each in each of BlueBay Global Credit Fund Limited and BlueBay Emerging Market Total Return Fund Limited and 10 Founder Shares of 1 euro each in BlueBay High Yield Total Return Fund Limited (all incorporated in the Cayman Islands and operating as open-ended investment companies) representing 100% of that class of shares in each case. The Founder Shares carry no dividend rights and on a winding up rank only for the return of the capital paid up thereon.

The company is also the beneficial owner of 1 Founder Share of €100 in Bluebay Structured Funds, an investment company organised under Luxembourg law as a societe d'investissement a capital variable (SICAV).

10 Debtors

Group:

	30th June 2005 £	30th June 2004 £
Amounts falling due within one year:		
VAT and Consumption Tax	77,646	118,153
Prepayments and accrued income	12,410,459	4,487,736
Other debtors	385,911	71,892
	12,874,016	4,677,781
Amounts falling due after more than one year:		
Deferred taxation	-	620,460
Rent deposit	1,111,077	503,370
	1,111,077	1,123,830

11 Creditors: Amounts falling due within one year

Group:

	30th June 2005 £	30th June 2004 £
Trade creditors	367,360	235,677
Bonus provision	5,204,699	1,677,884
Other taxation and social security	231,450	153,261
Corporation Tax	3,614,334	-
Dividend Provision	3,600,000	-
Deferred taxation	71,048	-
Other creditors	1,213,607	660,837
	14,302,498	2,727,659

Company:

	30th June 2005 £	30th June 2004 £
Trade creditors	367,360	236,128
Bonus provision	5,163,242	1,677,884
Other taxation and social security	207,825	153,261
Corporation Tax	3,583,099	-
Dividend Provision	3,600,000	-
Deferred taxation	94,026	-
Other creditors	1,230,733	668,774
	14,246,285	2,736,047

12 Commitments

Operating leases

The Group and Company have commitments for payments in the next year under operating leases which expire as follows:

	30th June 2005	30th June 2004
	£	£
Within one year	-	-
Between two and five years	754,980	428,400
After five years	-	-
	754,980	428,400

13 Called-up share capital

	30th June 2005	30th June 2004
	£	£
Authorised		
2,000,000 shares of 1p each	20,000	20,000
Allotted, called-up and fully paid		
1,200,000 shares of 1p each	12,000	12,000

The authorised capital of the company consists of 600,000 A shares of 1p each, 600,000 B shares of 1p each and 800,000 C shares of 1p each. All of the A and B shares are in issue. On a return of capital on a winding up of the company, its assets would be applied first in paying to A shareholders the subscription price for their shares, second in paying to B shareholders the subscription price for their shares and thereafter rateably between A, B and C shareholders.

In accordance with a shareholders' agreement dated 3rd July 2001 the holders of the A shares were required to pay additional consideration by way of further premium payments for the shares issued to them, on the achievement by the company of certain business objectives. In the previous financial year, the company achieved the final relevant objective, which triggered the final premium payment from shareholders.

The shareholders' agreement and the company's Articles of Association together confer equal dividend rights on the A, B and C shares in issue.

13 Called-up share capital (continued)

The A and B shares in issue have equal voting rights and their holders are entitled to attend and vote at annual general meetings of the company. The holders of C shares are not entitled to attend or vote at annual general meetings and their consent is not required for their other rights to be varied by holders of the A and B shares.

14 Reconciliation of movements in shareholders' funds

Group:

	30th June 2005 £	30th June 2004 £
Opening shareholders' funds	13,606,015	7,762,700
Profit for the financial year	11,347,210	2,163,995
Dividends	(8,063,000)	-
Additional premium received	-	3,682,132
Exchange gain/(loss)	324	(2,812)
Closing shareholders' funds	16,890,549	13,606,015

Company:

	30th June 2005 £	30th June 2004 £
Opening shareholders' funds	13,601,925	7,755,798
Profit for the financial year	11,323,370	2,163,995
Dividends	(8,063,000)	-
Additional premium received	-	3,682,132
Closing shareholders' funds	16,862,295	13,601,925

15 Reserves

	Share premium account £	Profit and loss account £	Total £
Group:			
At 1st July 2004	15,587,103	(1,993,088)	13,594,015
Additional premium received	-	-	-
Profit for the financial year	-	11,347,210	11,347,210
Dividends	-	(8,063,000)	(8,063,000)
Exchange loss	-	324	324
At 30th June 2005	15,587,103	1,291,446	16,878,549
Company:			
At 1st July 2004	15,587,103	(1,997,178)	13,589,925
Additional premium received	-	-	-
Profit for the financial year	-	11,323,370	11,323,370
Dividends	-	(8,063,000)	(8,063,000)
At 30th June 2005	15,587,103	1,263,192	16,850,295

16 Related party transactions

Throughout the year companies in the Barclays Bank plc group, which owns 300,000 A shares of 1p each in the company, provided it with a range of banking services on normal third party terms. At 30th June 2005 the balances on accounts with Barclays Bank plc totalled £15,099,726 (30th June 2004: £8,323,724). Interest received in the year on accounts with Barclays Bank plc and on investment funds managed by the Barclays group amounted to £585,522 (previous period: £215,799).

During the year, Shinsei Investment Bank Limited, which owns 300,000 A shares of 1p each in the company, provided placement agent services to the company. Fees incurred during the year on investments placed as a result of these services, amounted to £86,874. As at 30 June 2005, fees outstanding to Shinsei were £15,114.

During the year the company provided investment management and administration services to the groupings of funds listed below. The fees earned in the year and amounts accrued but unpaid at the end of the year were as follows:

	Total fees £	Accrued fees £
BlueBay Global Credit Fund group	7,281,355	1,220,103
BlueBay Emerging Market Total Return Fund group	15,351,644	4,689,387
BlueBay High Yield Total Return Fund group	15,230,255	5,003,278
BlueBay Funds group (Luxembourg investment funds)	1,488,713	526,660
Shinsei Opportunity Trust	1,453,916	476,518
Total	40,805,883	11,915,946

17 Notes to the cash flow statement

i) Reconciliation of operating profit to net cash inflow from operating activities

	Year ended 30th June 2005	Year ended 30th June 2004
	£	£
Operating profit/(loss)	15,718,464	1,306,411
Depreciation charges	1,018,229	730,022
Increase in debtors	(8,803,941)	(2,701,853)
Increase in creditors	4,177,367	2,202,374
Net cash inflow/(outflow) from operating activities	12,110,119	1,536,954

ii) Capital expenditure

	Year ended 30th June 2005	Year ended 30th June 2004
	£	£
Purchase of tangible fixed assets	761,301	1,311,665
Purchase of investments	67	7
	761,368	1,311,672

iii) Analysis of net funds

	At 1st July 2004	Cashflow	At 30th June 2005
Cash at bank and in hand	8,399,192	6,820,663	15,219,855